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                                UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                   FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                              Commission File Number   1-6252
                                                                       ------
                         Carter Day Industries, Inc.
                         ---------------------------
           (Exact name of registrant as specified in its charter)


500 73rd Avenue NE, Minneapolis, Minnesota 55432             (612) 571-1000
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 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                   Common Stock, par value $.01 per share
                   --------------------------------------
          (Title of each class of securities covered by this Form)

                                    None
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(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)


     Please place an X in the box(es) to designate, the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

          Rule 12g-4(a)(1)(i)     X            Rule 12h-3(b)(1)(i)     __
          Rule 12g-4(a)(1)(ii)    __           Rule 12h-3(b)(1)(ii)    __
          Rule 12g-4(a)(2)(i)     __           Rule 12h-3(b)(2)(i)     __
          Rule 12g-4(a)(2)(ii)    __           Rule 12h-3(b)(2)(ii)    __
                                               Rule 15d-6              __

    Approximate number of holders of record as of the certification
    or notice date:    90
                      ----
    Pursuant to the requirements of the Securities Exchange Act of 1934 Carter Day Industries, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 22, 1996                 By:  /s/ Paul W. Ernst
                                            -------------------------------
                                            Paul W. Ernst, President and CEO

Instruction:   This form is required by Rules 12g-4, 12h-3 and 15d-6 of the
General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.




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January 22, 1996




Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

RE:   Carter Day Industries, Inc. Form 15

Dear Sir or Madam:

Transmitted herewith through EDGAR is Form for Carter Day Industries, Inc. Per SEC requirements, we are sending a confirming copy to the Operations
Center in Virginia.   If you have any questions or comments, please contact
me at (612) 571-1000.

Sincerely,

/s/ Kent R. Turner

Kent R. Turner
Vice President & Controller